UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FLOOR & DECOR HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

339750 101

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 74,860,511* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,192,278 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,860,511* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 52,192,278 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P., (2) 19,037,764 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) and (3) 3,630,469 shares of the Issuer’s Class C common stock held in the aggregate by FS, which are currently convertible at the election of FS into shares of the Issuer’s Class A common stock pursuant to the Issuer’s restated certificate of incorporation (the “Charter”) .  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 74,860,511* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,192,278 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,860,511* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 52,192,278 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), (2) 19,037,764 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) and (3) 3,630,469 shares of the Issuer’s Class C common stock held in the aggregate by FS, which are currently convertible at the election of FS into shares of the Issuer’s Class A common stock pursuant to the Issuer’s Charter.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 74,860,511* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,192,278 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,860,511* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 52,192,278 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), (2) 19,037,764 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) and (3) 3,630,469 shares of the Issuer’s Class C common stock held in the aggregate by FS, which are currently convertible at the election of FS into shares of the Issuer’s Class A common stock pursuant to the Issuer’s Charter.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 74,860,511* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,192,278 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,860,511* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 52,192,278 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), (2) 19,037,764 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) and (3) 3,630,469 shares of the Issuer’s Class C common stock held in the aggregate by FS, which are currently convertible at the election of FS into shares of the Issuer’s Class A common stock pursuant to the Issuer’s Charter.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 74,860,511* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,192,278 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,860,511* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 52,192,278 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), (2) 19,037,764 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) and (3) 3,630,469 shares of the Issuer’s Class C common stock held in the aggregate by FS, which are currently convertible at the election of FS into shares of the Issuer’s Class A common stock pursuant to the Issuer’s Charter.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 74,860,511* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,192,278 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,860,511* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 52,192,278 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), (2) 19,037,764 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) and (3) 3,630,469 shares of the Issuer’s Class C common stock held in the aggregate by FS, which are currently convertible at the election of FS into shares of the Issuer’s Class A common stock pursuant to the Issuer’s Charter.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 74,860,511* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,192,278 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,860,511* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 52,192,278 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), (2) 19,037,764 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) and (3) 3,630,469 shares of the Issuer’s Class C common stock held in the aggregate by FS, which are currently convertible at the election of FS into shares of the Issuer’s Class A common stock pursuant to the Issuer’s Charter.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 74,860,511* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,192,278 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,860,511* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 52,192,278 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), (2) 19,037,764 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) and (3) 3,630,469 shares of the Issuer’s Class C common stock held in the aggregate by FS, which are currently convertible at the election of FS into shares of the Issuer’s Class A common stock pursuant to the Issuer’s Charter.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 74,860,511* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,192,278 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,860,511* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 52,192,278 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), (2) 19,037,764 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) and (3) 3,630,469 shares of the Issuer’s Class C common stock held in the aggregate by FS, which are currently convertible at the election of FS into shares of the Issuer’s Class A common stock pursuant to the Issuer’s Charter.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

Item 1.                 Security and Issuer

This statement on Schedule 13D relates to the Class A common stock, $0.001 par value per share (the “Common Stock”) of Floor & Decor Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2233 Lake Park Drive, Smyrna, Georgia, 30080.

Item 2.               Identity and Background

(a) This statement is being filed jointly by (i) Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), (ii) ACOF Operating Manager III, LLC (“ACOF Operating Manager III”), (iii) Ares Management LLC, (iv) Ares Management Holdings L.P. (“Ares Management Holdings”), (v) Ares Holdco LLC (“Ares Holdco”), (vi) Ares Holdings Inc. (“Ares Holdings”), (vii) Ares Management, L.P. (“Ares Management”), (viii) Ares Management GP LLC (“Ares Management GP”), and (ix) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of May 12, 2017, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons and the Board Members (as defined below) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities.  The manager of ACOF III is ACOF Operating Manager III.  The sole member of ACOF Operating Manager III is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings, and the general partner of Ares Management Holdings is Ares Holdco.  The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management. The general partner of Ares Management is Ares Management GP, and the sole member of Ares Management GP is Ares Partners.  Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, R. Kipp deVeer, David Kaplan, Antony Ressler and Bennett Rosenthal (collectively, the “Board Members”). Decisions by Ares Partners’ board of managers generally are made by a majority of the Board Members, which majority, subject to certain conditions, must include Antony Ressler. The present principal occupation of each of the Board Members is as follows: Michael Arougheti, Director and President of Ares Management GP and Co-Founder of Ares Management; R. Kipp deVeer, Director and Partner of Ares Management GP; David Kaplan, Director and Partner of Ares Management GP and Co-Founder of Ares Management; Antony Ressler, Chairman and Chief Executive Officer of Ares Management GP and Co-Founder of Ares Management; Bennett Rosenthal, Director and Partner of Ares Management GP and Co-Founder of Ares Management.

Each of the Reporting Persons (other than ACOF III, with respect to the shares held directly by it), the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock, as defined in Rule 13d-3.

(d) During the last five years, none of the Reporting Persons or the Board Members have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Board Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.  Each of the Board Members is a citizen of the United States.

Item 3.              Source and Amount of Funds or Other Consideration

ACOF III acquired the shares of Common Stock that it holds directly and that are reported on this Schedule 13D prior to the Issuer’s initial public offering (the “IPO”).  The acquisition of the Issuer’s Common Stock held by ACOF III was financed with cash on hand from contributions of partners of ACOF III.

Item 4.               Purpose of Transaction

In connection with the IPO, ACOF III entered into the Investor Rights Agreement (as defined below) with FS and the Issuer.  Pursuant to the terms of the Investor Rights Agreement, ACOF III is entitled to nominate five members of the Issuer’s board of directors (the “Board”).  ACOF III has nominated Norman H. Axelrod, David B. Kaplan, Rachel H. Lee, Peter M. Starrett and Felicia D. Thornton to the Board.

By virtue of their voting power and board representation, the Reporting Persons are able, subject to applicable law, to effectively control amendments to the Issuer’s certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of the Issuer’s assets.  In addition, the Reporting Persons have influence over the Issuer’s corporate activities, which may relate to, among other things, the Issuer’s capitalization, management, business, operations, corporate governance, strategy, future plans and the other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Additionally, the Reporting Persons review on a continuing basis their investment in the Issuer.  Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries (subject to the lock-up agreement described below), enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Reporting Persons and their representatives and advisers will engage in communications with the Issuer’s other directors and members of management and other security holders, industry participants and other interested parties concerning the Issuer, including with respect to the types of transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons will exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any.  The Reporting Persons will, at any time from time to time, review or reconsider their position or change their purpose or formulate plans, strategies or proposals and take such actions with respect to the Issuer.  These potential actions could involve one or more of the events or transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.                Interest in Securities of the Issuer

(a)         Aggregate number and percentage of securities.

ACOF III directly holds 52,192,278 shares of Common Stock.  Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by ACOF III and reported on the cover pages to this Schedule 13D for such Reporting Person.  See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, FS in the aggregate holds the following amount of shares which are included in items 8 and 11 of the cover pages to this Schedule 13D: (1) 19,037,764 shares of the Issuer’s Common Stock, and (2) 3,630,469 shares of the Issuer’s Class C common stock which are currently convertible into shares of Common Stock at the election of FS pursuant to the terms of the Charter.  The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with FS as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by FS, and neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

FS holds an additional 2,645,020 shares of Class C common stock which are not currently convertible into shares of

Common Stock at the election of FS.  Shares of the Issuer’s Class C common stock are automatically converted into shares of the Issuer’s Common Stock on a one for one basis if the holder of such Class C common stock is not FS or any of its respective affiliates (collectively, “Freeman Spogli”).  In addition, Freeman Spogli may convert its shares of Class C common stock into shares of Common Stock, in whole or in part, at any time and from time to time at its option, on a one for one basis so long as at such time either ACOF III and its affiliates or Freeman Spogli do not own more than 24.9% of the Common Stock after giving effect to any such conversion.  In addition, shares of Common Stock held by Freeman Spogli are convertible into shares of the Issuer’s Class C common stock, in whole or in part, at any time and from time to time at the election of Freeman Spogli, on a one for one basis. Shares of the Issuer’s Class C common stock are non-voting, but otherwise generally have the same rights as shares of Common Stock.

(b)         Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.  The Reporting Persons expressly disclaim the power to vote or dispose of the shares held by FS included in item 8 of the cover pages of this Schedule 13D, as a result of the Investor Rights Agreement or otherwise.

(c)          Transactions within the past 60 days.  Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain rights of other persons.  Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)           Date ceased to be a 5% owner. Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

In connection with the completion of the IPO, ACOF III entered into an Investor Rights Agreement, dated May 2, 2017 (the “Investor Rights Agreement”), with FS (together with ACOF III, the “Sponsors”) and the Issuer.  Pursuant to the terms of the Investor Rights Agreement, each Sponsor is entitled to nominate (a) five directors for election to the Board for so long as it holds 40% or more of the Issuer’s outstanding Common Stock, (b) three directors for election to the Board for so long as it holds 30% or more of the Issuer’s outstanding Common Stock, (c) two directors for election to the Board for so long as it holds 15% or more of the Issuer’s outstanding Common Stock and (d) one director for election to the Board for so long as it holds 5% or more of the Issuer’s outstanding Common Stock.  ACOF III has nominated Norman H. Axelrod, David B. Kaplan, Rachel H. Lee, Peter M. Starrett, and Felicia D. Thornton to the Board, and FS has nominated Brad Brutocao and John Roth for election to the Board. Pursuant to the terms of the Investor Rights Agreement, each Sponsor has agreed to vote in favor of the other Sponsor’s nominees and for the election of the Issuer’s then-current chief executive officer to the Board, and subject to any applicable securities exchange or equivalent listing requirements, the Issuer will agree to take all necessary and desirable actions to support the election of such director nominees, including soliciting proxies in favor of such nominees, at each annual or special meeting of the Issuer’s stockholders called for the election of directors. The Investor Rights Agreement also provides that the size of the Issuer’s board of directors may not exceed 12 members unless otherwise agreed by the Sponsors. In addition, subject to certain conditions, the Investor Rights Agreement provides each Sponsor with certain rights with respect to Board committee membership, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.  Directors nominated by the Sponsors may be removed with or without cause by the affirmative vote of the Sponsor entitled to nominate such director. In all other cases and at any other time, directors may only be removed for cause by the affirmative vote of at least a majority of the voting power of our Common Stock. The Issuer is required to bear the expenses associated with any transactions contemplated under the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 1 hereto, and is incorporated by reference into this Item 6.

Registration Rights Agreement

In connection with the completion of the IPO, on May 2, 2017, ACOF III entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company, the other Sponsors and the other parties thereto.  Pursuant to the terms of the Registration Rights Agreement, the Sponsors and certain other stockholders party thereto are entitled to various rights with respect to the registration of their shares under the Securities Act of 1933, as amended (the “Securities Act”). At any time following the expiration of the applicable lock-up period pursuant to the Lock-Up Agreement (as defined below), subject to certain conditions and restrictions contained in the Registration Rights Agreement, the Sponsors can require the Issuer to use reasonable best efforts to register the sale of their Common Stock under the Securities Act.  In the event of a demand registration or if the Issuer proposes to register any of its own securities under the Securities Act in a public offering, the Issuer will be required to provide notice to the holders of its Common Stock with registration rights under the Registration Rights Agreement and provide them with the right to include their shares in the registration statement, subject to certain conditions and exceptions contained in the Registration Rights Agreement. The Issuer will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of its Common Stock held by the holders of its Common Stock with registration rights under the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Lock-Up Agreement

On April 26, 2017, ACOF III entered into a lock-up agreement (the “Lock-Up Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Barclays Capital Inc. (“Barclays”). Pursuant to the terms of the Lock-Up Agreement, ACOF III has agreed, with certain limited exceptions, including distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly: (i) offer, pledge, sell or contract to sell any Common Stock, (ii) sell any option or contract to purchase any Common Stock, (iii) purchase any option or contract to sell any Common Stock, (iv) grant any option, right or warrant for the sale of any Common Stock, (v) lend or otherwise dispose of or transfer any Common Stock, (vi) request or demand that we file a registration statement related to the Common Stock, or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise for a period of 180 days from the completion of the IPO, without the prior written consent of Merrill Lynch and Barclays. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

Item 7.                 Material to be Filed as Exhibits

Exhibit 1

Investor Rights Agreement, by and between ACOF III, FS, and the Issuer, dated as of May 2, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on May 2, 2017).

Exhibit 2

Registration Rights Agreement, by and between the Issuer, ACOF III, FS Equity Partners VI, L.P. and the other stockholders party thereto, dated as of May 2, 2017 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on May 2, 2017).

Exhibit 3	Form of Lock-Up Agreement, dated as of April 17, 2017 (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s amended Form S-1 filed on April 24, 2017).

Exhibit 99.1	Joint Filing Agreement, dated as of May 12, 2017, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 2017

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF Operating Manager III, LLC,
Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1

Investor Rights Agreement, by and between ACOF III, FS, and the Issuer, dated as of May 2, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on May 2, 2017).

Exhibit 2

Registration Rights Agreement, by and between the Issuer, ACOF III, FS Equity Partners VI, L.P. and the other stockholders party thereto, dated as of May 2, 2017 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on May 2, 2017).

Exhibit 3	Form of Lock-Up Agreement, dated as of April 17, 2017 (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s amended Form S-1 filed on April 24, 2017).

Exhibit 99.1	Joint Filing Agreement, dated as of May 12, 2017, by and among the Reporting Persons.